Exhibit 12.1

Statement Re: Computation of Earnings to Fixed Charges

(in millions, except ratios)	Fiscal Year
	2009	2010	2011	2012	2013
Earnings:
Net income (loss) before income taxes and noncontrolling interest	$17.6	($11.6)	$11.3	$25.8	$16.0
Interest expense, net	6.0	4.9	9.2	7.0	25.2
Amortization of debt issuance costs	1.0	0.7	0.9	1.2	2.1

Earnings (loss)	$24.6	($6.0)	$21.4	$34.0	$43.2

Fixed Charges:
Interest expense, net	$6.0	$4.9	$9.2	$7.0	$25.2
Amortization of debt issuance costs	1.0	0.7	0.9	1.2	2.1

Fixed charges	$7.0	$5.6	$10.0	$8.2	$27.2

Fixed Charge Ratio:
Ratio of earnings to fixed charges	3.5x	— (a)	2.1x	4.2x	1.6x

(a)	In the twelve months ended December 31, 2010, earnings were insufficient to cover fixed charges by $11.6 million